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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                           For the month of July 2005




                                BANCOLOMBIA S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               MEDELLIN, COLOMBIA
                    ----------------------------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F [X]                  Form 40-F [ ]


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                     Yes  [ ]                       No [X]


(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-             .)
                                      -------------






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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).










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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BANCOLOMBIA S.A.
                                    (Registrant)




Date: July 22, 2005                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                       Name:  Jaime Alberto Velasquez B.
                                       Title: Vice President of Finance


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                    BANCOLOMBIA, CONAVI & CORFINSURA'S MERGER

In compliance with Resolution 571 of July 14, 2005 issued by the Superintendency of Securities, Bancolombia discloses that the entities intend to issue the public deed by which the merger of BANCOLOMBIA, CONAVI and CORFINSURA (post spin-off) will be completed on July 30, 2005 and request its publication in the commercial register of the Chamber of Commerce of Medellin on August 1, 2005.

Additionally, Corfinsura has disclosed its intention to formalize its spin-off on July 29, 2005, through the issue of the spin-off's public deed and the request for its publication in the commercial register of the Chamber of Commerce of Medellin.